UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2022
Commission File Number: 001-38638

NIO Inc.
(Registrant’s Name)

Building 20, 56 Antuo Road
Jiading District, Shanghai 201804
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
Exhibit 99.1 to this Current Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of NIO Inc. (File No. 333-239047), and shall be a part thereof from the date on which this Current Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX
Exhibit Number	Description of Document
99.1	NIO Inc. Supplemental and Updated Disclosure

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NIO Inc.
By      :
/s/ Wei Feng

Name :
Wei Feng

Title   :
Chief Financial Officer

Date: February 28, 2022